Exhibit 12.2

Endeavour International Corporation

Computation of Ratios of Earnings to Fixed Charges

And Preference Securities Dividends

(Amounts in thousands)

	December 31,
	2013	2012	2011
Earnings:
Income (Loss) before Taxes	$(89,037)	$(111,998)	$(103,934)
Add: Fixed charges, excluding capitalized interest	106,339	85,945	46,867
Earnings	$17,302	$(26,053)	$(57,067)
Fixed Charges:
Interest expense	$104,516	$84,122	$44,893
Preferred dividends	1,823	1,823	1,974
Capitalized interest	23,991	26,886	14,711
Total fixed charges	$130,330	$112,831	$61,578
Ratio of earnings to fixed charges	—	—	—

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness.  Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.

Earnings were insufficient to cover fixed charges by $113.0 million, $138.9 million and $118.6 million for the years  ended December 31 2013, 2012 and 2011, respectively.